Free Translation
December 20, 2004

Exhibit 1

SHARE PURCHASE AGREEMENT

ON SHARES ISSUED BY INVERSIONES SQNH S.A.

NORSK HYDRO HOLLAND B.V.

TO

YARA NEDERLAND B.V.

AGREEMENT, entered into in Santiago, Chile, this 15th day of September, 2004, by and between NORSK HYDRO HOLLAND B.V., a company organized and validly existing under the laws of the Kingdom of the Netherlands (hereinafter, “Seller”), represented by Pablo Iacobelli del Río, both domiciled for these purposes at Miraflores 222, 24th floor, municipal district and city of Santiago, as party of the first part; and, as party of the second part, YARA NEDERLAND B.V., a company organized and validly existing under the laws of the Kingdom of the Netherlands (hereinafter, “Buyer”), represented by Jaime Carey Tagle, both domiciled for these purposes at Miraflores 222, 24th floor, municipal district and city of Santiago, in accordance with the following clauses (the “Agreement”):

ONE: Preamble. Buyer and Seller expressly state that, to enter into this Agreement, they have taken the following into consideration:

1) Within the framework of a general restructuring of the various business divisions operated by its parent Norsk Hydro ASA, under an instrument of private record dated March 12, 2004, executed in accordance with the laws of the Kingdom of the Netherlands, foreign companies Norsk Hydro Holland B.V. and Hydro Agri Nederland B.V. entered into an English-language agreement for the sale and transfer of shares and other assets, titled “Sale and Transfer Agreement” (hereinafter, the “Transfer Agreement”), whereby Norsk Hydro Holland B.V. sold and transferred to Hydro Agri Nederland B.V. (presently, Yara Nederland B.V.), together with other assets it owns outside Chile, all the shares it holds issued by Chilean corporation Inversiones SQNH S.A. (hereinafter, the “Shares”).

As provided in Section 1 of the Transfer Agreement, the parties agreed to conduct all the formalities and execute and deliver all the instruments deemed necessary or relevant to consummate and perfect the transfer of the Shares in accordance with Chilean law.

Subsequent to its execution, the Transfer Agreement was amended by the parties under an instrument of private record dated March 24, 2004, in order to indicate the number of Shares transferred thereunder.

Free Translation
December 20, 2004

2) It states in the records of the shareholders’ registry book of Inversiones SQNH S.A. (hereinafter, “SQNH”), that Seller has a total of 813,958 shares issued by said company to its name, as evidenced in share certificate No.8.

3) Inversiones SQNH S.A. is a closely-held corporation incorporated under the laws of the Republic of Chile, as per an instrument of public record dated February 14, 2002, executed at the Santiago Notary’s Office of Iván Torrealba Acevedo, recorded in folio 5634, number 4531, in the Commerce Registry kept by the Santiago Real Estate Recorder’s Office for the year 2002.

TWO: Purchase and Sale of Shares. As provided in the preceding clause and with the sole purpose of consummating and perfecting the transfer of Shares conducted under the Transfer Agreement and apply for its registration in the Shareholders’ Registry Book of SQNH, Seller hereby sells, assigns and transfers to Buyer, on whose behalf its representative first above indicated purchases, acquires and accepts, the Shares indicated in Clause One above.

THREE: Price. The parties indicate that the sales price for the Shares totaled the sum of €9,298,295.88, as per the price determination conducted in the Transfer Agreement mentioned in Clause One above, equivalent as of the date hereof to Ch$6,869,673,981, which price Seller represents having received to its entire satisfaction prior to this date, as indicated in the Transfer Agreement.

FOUR: Delivery of Shares and Share Certificate. The delivery of the Shares hereunder is deemed by the parties to have occurred prior to the date hereof, notwithstanding which Seller hereby delivers to Buyer the certificate representing the Shares being transferred. This Agreement shall be entered into the Shareholders’ Registry Book of SQNH on the basis of the aforementioned share certificate, as a result of which a new certificate shall be issued to the name of Buyer for the number of shares purchased and sold hereunder.

FIVE: Release of Liabilities. Buyer and Seller hereby deem any purchase/sale promise or preliminary agreement heretofore made between them in connection with the Shares hereunder as met, including the Transfer Agreement, and with regard to their obligations thereunder they hereby grant each other a complete, comprehensive and total release of liability.

SIX: Domicile and Forum Selection. For the purchases of this purchase and sale of shares, the parties state their domicile to be in the city and municipal district of Santiago and submit to the jurisdiction of the courts of law sitting thereat.

SEVEN: Expenses and Taxes. Any expenses and taxes arising in connection with the execution and delivery hereof shall be paid by the parties share and share alike.

EIGHT: Governing Law. This Agreement is governed by the laws of the Republic of Chile.

Free Translation
December 20, 2004

NINE: Delegation. The bearer of a true copy of this instrument is hereby authorized to request the entry of this share purchase/sale agreement in the Shareholders’ Registry Book of SQNH .

TEN: Counterparts. This Agreement is executed in two counterparts of identical value, content and date, with one counterpart remaining in the possession of each party.

ELEVEN: Legal Capacities. The legal capacity of Pablo Iacobelli Del Río to act for Norsk Hydro Holland B.V., is evidenced in a power-of-attorney executed in the City of Rotterdam, Kingdom of the Netherlands, dated May 27, 2002, which was duly legalized and subsequently entered into the notarial records on June 20, 2002, at the Santiago Notary’s Office of José Musalem Saffie, under notarial record No. 6222-2002. The legal capacity of Jaime Carey Tagle to act for Yara Nederland B.V., is evidenced in a power-of-attorney executed in the City of Rotterdam, Kingdom of the Netherlands, dated July 29, 2004, which was duly legalized and subsequently entered into the notarial records on August 30, 2004, at the Santiago Notary’s Office of José Musalem Saffie under notarial record No. 10387-2004.

/s/ Pablo Iacobelli del Río	/s/ Jaime Carey Tagle
Pablo Iacobelli del Río	Jaime Carey Tagle
p.p. Norsk Hydro Holland B.V.	p.p. Yara Nederland B.V.

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